United States securities and exchange commission logo





                            October 1, 2021

       Jiawen Miao
       Chief Executive Officer
       Harden Technologies Inc.
       No. 3 Chuangye Road
       Torch Development Zone
       Zhongshan City
       PR China 528400

                                                        Re: Harden Technologies
Inc.
                                                            Amendment No. 1 to
Draft Registration Statement on Form F-1
                                                            Submitted September
21, 2021
                                                            CIK No. 0001873723

       Dear Mr. Miao:

             We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated September 1, 2021.

       Amendment No.1 to Draft Registration Statement on Form F-1

       Prospectus Summary, page 1

   1. We note your response to prior comment 2. Please disclose that rules and regulations in
                                                        China can change
quickly with little advance notice.
 Jiawen Miao
FirstName  LastNameJiawen
Harden Technologies Inc. Miao
Comapany
October    NameHarden Technologies Inc.
        1, 2021
October
Page 2 1, 2021 Page 2
FirstName LastName
2. We note your response to prior comment 3. Please disclose in the prospectus summary that trading in your securities may be prohibited under the Holding Foreign Companies
         Accountable Act if the PCAOB determines that it cannot inspect or fully investigate your auditor, and that as a result an exchange may determine to delist your securities. If the
         PCAOB has been or is currently unable to inspect your auditor, revise your disclosure in the prospectus summary to so state.
Financial Statements, page F-1

3. Please update your financial statements in accordance with Item 8.A.5 of Form 20-F.
       You may contact Joseph Cascarano, Senior Staff Accountant, at (202) 551-3376 or
Robert Littlepage, Accounting Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Priscilla Dao, Staff
Attorney, at (202) 551-5997 or Jan Woo, Legal Branch Chief, at (202) 551-3453 with any other questions.



                                                              Sincerely,

                                                              Division of
Corporation Finance
                                                              Office of
Technology
cc:      Matthew B. Chmiel, Esq.